October 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	ARRIS Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed February 27, 2013 Form 10-Q for the Quarter Ended June 30, 2013 Filed August 8, 2013 File No. 000-31254

Dear Mr. Spirgel:

As discussed in our telephone conference on October 9, 2013, we are submitting this letter to supplement our response previously furnished to the Staff on September 25, 2013 (the “Initial Response Letter”). As used in this supplemental response, the terms “we,” “us,” “our” or the “Company” refer to ARRIS Group, Inc.

Supplement Response to Comment No. 3

As part of our acquisition of the Motorola Home business from a subsidiary of Google, Inc. (the “Seller”), the Company acquired or obtained a license with respect to approximately 20,000 technology patents or pending applications (the “Patents”). These Patents included:

(i)	991 Patents we acquired (the “Owned Patents”);

(ii)	2,173 Patents that were subject to a broad license that permits us to use the Patents in any manner we deem appropriate with respect to new products developed by us (the “Broad Use Patents”); and

(iii)	approximately 17,000 Patents that are subject to a license that only permits us to use the technology in existing products and future products in the same field as the existing business (collectively with the Broad Use Patents, the “Licensed Patents”).

3871 Lakefield Drive • Suwanee, GA 30024 • phone: 678-473-8400	www.arrisi.com

United States Securities and Exchange Commission

October 15, 2013

Due to both the relatively quick timing between initial substantive discussions and definitive agreement between the Company and the Seller (less than one week) and the nature and quantity of Patents, neither the Seller, which acquired substantially all of the Patents in 2012 in connection with its acquisition of Motorola Mobility, nor the Company could accurately determine which Patents were associated with each developed product and in-process technology. As a result, in addition to transferring the Owned Patents, Seller provided the Company a license (right to use) all of the Patents associated with Motorola Mobility (not just those clearly associated with the Motorola Home business we acquired) in order to assure the Company that it had access to all the intellectual property that was required to operate the business without the necessity of performing the extensive and time consuming due diligence that would be required to identify the Patents actually used.

As described in the Initial Response Letter, we were unable to discretely separate and forecast financial projections for each of the Patents. Because the Patents, if utilized at all, are utilized collectively and embedded in the technology acquired, the fair value of the patents was captured in the preliminary fair value assigned to both the developed and in-process technology. We determined that these Patents have no alternative future use and, therefore, concluded that the only way to obtain value from the Patents was through use of the patent within the product portfolio. While a patent-assertion entity might seek to acquire the patents individually or as a group for the primary purpose of bringing infringement claims against third parties, we do not believe that under ASC 820 that would be the assets’ highest and best use.

The guidance in ASC 805-20-25-10 states that an acquirer is required to recognize separately from goodwill all identifiable intangible assets acquired in a business combination. An intangible asset is “identifiable” if it meets either the separability criterion or the contractual-legal criterion described in the definition of identifiable in ASC 805-20-25-10. While we believe that the Patents meet the definition of an intangible asset, because they are so integral to the product portfolio, the value of the Patents could not be separated from the value of the product portfolio. For example, one of the acquired product lines may utilize several hundred of the Patents, and some of those Patents may be used across multiple product lines. As a result, we determined that the Patents do not have value separate and apart from the cash flows projected from the product group. Moreover, we believe that a market participant would not acquire these patents individually, but would acquire the set as a group, if at all, due to the nature of the patents and their interrelation to the ultimate technology. The expiration of a particular patent or patents before the end of the useful life of the developed technology does not

3871 Lakefield Drive • Suwanee, GA 30024 • phone: 678-473-8400	www.arrisi.com

United States Securities and Exchange Commission

October 15, 2013

affect the future cash flows associated with that developed technology, as the product would continue to be sold and generate continued cash flow streams over their remaining estimated useful life. In addition, we would expect to continue to develop new patents for features that replace the patents that expire as the technology in this area is advancing continuously.

In addition, we believe that the example in ASC 805-20-55-2(b) supports the proposition that certain acquired assets that are not individually separable from the acquiree still would meet the recognition criteria. The guidance in ASC 805 does not preclude accounting for acquired complementary assets together if the assets have similar lives. Given our belief that the Patents have no alternative future use, we concluded that the value associated with the Patents and the developed and in-process technology should be aggregated into one unit of account for measurement purposes. In addition, we also view the Licensed Patents as risk modifiers because they eliminate risk of having to defend an infringement claim involving the Licensed Patents. This reduces uncertainty about the future cash flows associated with the technology that utilizes the Patents and is captured in the discount rate and other key inputs to the valuation methodology.

As discussed, the unit of account determined for the valuation was each of the product technology groups. Our preliminary valuation determined that the developed technologies acquired had useful lives ranging from 3 to 10 years, depending on product technology group, with an overall weighted average life of 6 years. We considered both quantitative and qualitative factors to determine the useful life for each product group, giving consideration to the guidance in ASC 350-30-35-1 through 3 and ASC 350-30-35-6.

In general, technologies in our industry are subject to continuous improvement, revision, or replacement. As a result, technology assets typically are assigned and valued using a definite life. The characteristics we considered in our estimation of the remaining useful lives included existing or future plans to create next generation product that will reduce sales, point in product life cycles, customer migration patterns for existing versus new technology, competitive environment and ease or difficulty of technology replication and cross-sold products that may extend the useful life of the product.

3871 Lakefield Drive • Suwanee, GA 30024 • phone: 678-473-8400	www.arrisi.com

United States Securities and Exchange Commission

October 15, 2013

Accordingly, the useful lives of our developed technology intangible assets were based upon how each product technology group is expected to contribute directly or indirectly to our future cash flows giving consideration to the above characteristics. As such, we concluded these assets should be amortized over their respective useful lives, as determined.

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts
David B. Potts Executive Vice President, Chief Financial Officer and Chief Accounting Officer

3871 Lakefield Drive • Suwanee, GA 30024 • phone: 678-473-8400	www.arrisi.com